Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Goldstein Richard A.	2. Issuer Name and Ticker or Trading Symbol International Flavors & Fragrances Inc. (“IFF”)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [X] Officer (give [_] Other (specify title below) below) Chairman and Chief Executive Officer
(Last) (First) (Middle) c/o International Flavors & Fragrances Inc. 521 West 57th Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 3/7/03
(Street) New York, NY 10019		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								212,096	D(1)
Common Stock								173,772	I(2)	By spouse

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Equivalent Unit	1-for-1	3/7/03	3/10/03	A		8,870		(3)	(3)	Common Stock	8,870	$30.30	22,832	D
Explanation of Responses:

(1)     Includes 200,000 shares of restricted stock granted on August 1, 2002 by the Company’s Board of Directors as a performance incentive award. Mr. Goldstein’s entitlement to all or a portion of the award is subject to (a) the Company’s achieving certain levels of shareholder returns compared to those of a specified group of other companies, over the three-, four- and five-year periods commencing August 1, 2002, and (b) Mr. Goldstein’s remaining employed by the Company during such periods. He may earn up to 25% of the award (50,000 shares) at the end of three years, an additional 25% of the award (50,000 shares) at the end of four years, and the remaining 50% of the award
        (100,000 shares) at the end of five years. If any portion of the award is not earned during the first two performance periods, it may be earned if the performance objective is met for the full five-year period. Although stock is restricted, Mr. Goldstein has voting rights over and rights to dividends on all shares. Includes 862 shares acquired under the IFF Global Employee Stock Purchase Plan as of December 31, 2002.

(2)     The reporting person disclaims beneficial ownership of the securities held by his spouse, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(3)     Stock units (“Units”) under the Company’s deferred compensation plan resulting from (a) deferral of compensation and Company match (in shares), (b) premium (in shares) to participants deferring compensation into Units and (c) dividends (in shares) on Units. 1,774 of the acquired Units are subject to vesting based on employment through December 31, 2004.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ DENNIS M. MEANY **Signature of Reporting Person Dennis M. Meany Attorney-in-fact	March 11, 2003 Date
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